# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Twin Vee PowerCats Co., CIK 0001855509
CUSIP: 90177C200
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3101 S. US-1, Ft. Pierce, Florida (FL), 34982
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001841619

## Reporting persons
- 3i, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This constitutes an exit filing for the reporting person.
- 3i Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This constitutes an exit filing for the reporting person.
- Maier Joshua Tarlow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This constitutes an exit filing for the reporting person.

## Item 1. Issuer
Name of issuer: Twin Vee PowerCats Co.
Address of issuer's principal executive offices: 3101 S. US-1, Ft. Pierce, Florida 34982

## Item 2. Person Filing
Name of person filing:
(i) 3i, LP, a Delaware limited partnership ("3i");

(ii) 3i Management LLC, a Delaware limited liability company ("3i Management''); and

(iii) Maier Joshua Tarlow ("Mr. Tarlow").

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to the Statement on Schedule 13G filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the "SEC") on May 13, 2025 (the "Schedule 13G"), pursuant to which such Reporting Persons have agreed to file this Amendment No. 1 to Schedule 13G (this "Amendment No. 1") and all subsequent amendments to the Schedule 13G and Amendment No. 1 jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Amendment No. 1 should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of common stock, par value $0.001 per share (the "Common Stock"), reported herein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 2 Wooster Street, 2nd Floor, New York, NY 10013.
Citizenship: 3i is a Delaware limited partnership. 3i Management is a Delaware limited liability company. Mr. Tarlow is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The purpose of this Amendment No. 1 is to amend and supplement the Schedule 13G in order to update the beneficial ownership information on the cover pages and in Item 4 in the Schedule 13G, including to indicate that each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock and to amend Item 5 of the Schedule 13G accordingly. This Amendment No. 1 constitutes an exit filing for each of the Reporting Persons.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Amendment No. 1 and is incorporated herein by reference for each such Reporting Person. None of the Reporting Persons beneficially owns any shares of Common Stock.

3i has the power to dispose of and the power to vote any shares of Common Stock beneficially owned by it, which power may be exercised by 3i Management, the manager and general partner of 3i. Mr. Tarlow, as the manager of 3i Management, has shared power to vote and/or dispose of any shares of Common Stock beneficially owned by each of 3i and 3i Management. Mr. Tarlow does not directly own any shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, Mr. Tarlow may be deemed to beneficially own any shares of Common Stock beneficially owned by 3i and 3i Management, and 3i Management may be deemed to beneficially own any shares of Common Stock beneficially owned by 3i.
Percent of class: 0 %
Sole power to vote or to direct the vote:
(A) 3i: 0.00

(B) 3i Management: 0.00

(C) Mr. Tarlow: 0.00
Shared power to vote or to direct the vote:
(A) 3i: 0.00

(B) 3i Management: 0.00

(C) Mr. Tarlow: 0.00
Sole power to dispose or to direct the disposition:
(A) 3i: 0.00

(B) 3i Management: 0.00

(C) Mr. Tarlow: 0.00
Shared power to dispose or to direct the disposition:
(A) 3i: 0.00

(B) 3i Management: 0.00

(C) Mr. Tarlow: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 filed with the Schedule 13G.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- 3i, LP: /s/ 3i, LP, Maier Joshua Tarlow, Manager of 3i Management LLC, General Partner of 3i, LP (08/08/2025)
- 3i Management LLC: /s/ 3i Management LLC, Maier Joshua Tarlow, Manager (08/08/2025)
- Maier Joshua Tarlow: /s/ Maier Joshua Tarlow, Maier Joshua Tarlow (08/08/2025)
Comment: LIST OF EXHIBITS Exhibit No. 1 - Joint Filing Agreement, dated May 13, 2025 (incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons with the SEC on May 13, 2025).